Exhibit (e-2)
FORM OF FIRST AMENDMENT TO
PACIFIC CAPITAL FUNDS DISTRIBUTION AGREEMENT
     This First Amendment (the “Amendment”) to the Distribution Agreement (the “Agreement”) dated as of March 31, 2009 between Pacific Capital Funds (the “Trust”), having an office at 3435 Stelzer Road, Columbus, Ohio 43219 and Foreside Distribution Services, L.P. (the “Distributor”), having an office at 10 High Street, Boston, Massachusetts 02110 is effective as of November ___, 2009 (the “Effective Date”).
     WHEREAS, the Trust and Distributor desire to amend Section 6 of the Agreement to reflect a thirty (30) day termination notice for the Agreement;
     NOW THEREFORE, in consideration of the terms, covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to amend the Agreement as follows:
1. Section 6 shall be deleted in its entirety, and replaced with the following:
     1. Term, Duration and Termination.
     This Agreement shall become effective with respect to each Fund as of the date first written above (the “Effective Date”) (or, if a particular Fund is not in existence on such date, on the earlier of the date an amendment to Schedule A to this Agreement relating to that Fund is executed or the Distributor begins providing services under this Agreement with respect to such Fund) and, unless sooner terminated as provided herein, shall continue until December 31, 2009. Thereafter, if not terminated, this Agreement shall continue with respect to a particular Fund automatically for successive one-year terms, provided that such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Trust’s Board of Trustees who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting for the purpose of voting on such approval and (b) by the vote of the Trust’s Board of Trustees or the vote of a majority of the outstanding voting securities of such Fund. This Agreement is terminable without penalty with 30 days’ prior written notice by the Trust’s Board of Trustees, by vote of a majority of the outstanding voting securities of the Trust, or by the Distributor. This Agreement will also terminate automatically in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” shall have the same meaning as ascribed to such terms in the 1940 Act.) Sections 1.12, 1.13, 1.15, 2 (solely with respect to amounts owed to the Distributor as of the termination or expiration date), the last sentence of this Section 6, 7, 10, 14 and 15 of this Agreement will survive any termination or expiration of this Agreement.

2. Except as expressly amended hereby, all of the provisions of the Agreement shall remain unamended and in full force and effect to the same extent as if fully set forth herein.
3. This Amendment shall be governed by, and the provisions of this Amendment shall be construed and interpreted under and in accordance with, the laws of the State of New York.
  IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

PACIFIC CAPITAL FUNDS
By:
Name:
Title:

FORESIDE DISTRIBUTION SERVICES, L.P.
By:
Name:
Title: